Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, March 31th, 2005

05007006

SECURITIES AND EXCHANGE COMM
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Ref: Important Issues

Dear Sirs:

We hereby inform to you that the board of directors in meeting held yesterday, and according to faculties granted by the Annual Shareholders Meeting held on March 22st, 2005, approved that on May 2th, it will pay cash dividends of S/. 11'990,000.00 equal to 5% of the nominal value of the shares

PROCESSED
APR 06 2005
THOMSON FINANCIAL

Total shares:	218'000,000
Dividend per share:	S/. 0.055
Period:	2004
Registry date:	April 18th, 2005
Delivery date:	May 2th, 2005

In the same manner, it approved to name Mr. Carlos Ferreyros Aspíllaga as Chairman of the Board of Directors, as well as, Mr. Eduardo Montero Aramburú as Vice-president.

Faithfully yours,

Ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

RECEIVED
2005 APR -5 A 7:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Lima, March 31st,2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached our Audited Consolidated Financial Statements as of December 31, 2004.

Sincerely yours,

Ferreyros S.A.A.
Patricia Gastelumendi Lukis
Gerente de División Finanzas

PLANTILLA DE INFORMACION FINANCIERA SECTOR DIVERSAS: Anual Individual y Consolidada

RECEIVED
2005 APR -5 A 7:34

DATOS GENERALES DE LA EMPRESA

Llenar los datos:		Consideraciones
RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2004	Ingresar 4 digitos como maximo
Tipo de Informacion:	AC	Si es Anual Individual ingresar AI, si es Anual Consolidada ingresar AC
Denominacion de la empresa:	**FERREYROS S.A.A. Y SUBSIDIARIAS**	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mynet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mynet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Factor de Reexpresion del Balance General:	1049	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Balance General
Al 31 de Diciembre de 2004 y 2003
(En miles de nuevos soles)

Codigo	Activo	Notas	2004	2003
	Activo Corriente			
1D0101	Caja y Bancos		31,802	43,442
1D0102	Valores Negociables (neto de provisión acumulada)			
1D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)		123,295	78,860
1D0104	Cuentas por Cobrar a Vinculadas			
1D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)		70,113	77,861
1D0106	Existencias (neto de provisión acumulada)		238,738	238,118
1D0108	Activos por Instrumentos Financieros Derivados			
1D0107	Gastos Pagados por Anticipado		5,459	3,090
1D01ST	**Total Activo Corriente**		**469,407**	**441,371**
	Activo No Corriente			
1D0201	Cuentas por cobrar comerciales a largo plazo		33,204	46,585
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo			
1D0203	Otras Cuentas por Cobrar a Largo Plazo			
1D0209	Existencias			
1D0204	Inversiones Permanentes (neto de provisión acumulada)		19,616	45,914
1D0210	Activos por Instrumentos Financieros Derivados			
1D0211	Inversiones en Inmuebles			
1D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)		253,306	275,336
1D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)			
1D0207	Impuesto a la Renta y Participaciones Diferidos Activo		7,048	5,816
1D0212	Crédito Mercantil			
1D0208	Otros Activos		1,186	743
1D02ST	**Total Activo No Corriente**		**314,360**	**374,394**
1D020T	**TOTAL ACTIVO**		**783,767**	**815,765**

Pasivo y Patrimonio	Notas	2004	2003	Codigo
Pasivo Corriente				
Sobregiros Bancarios		1,278	377	1D0306
Préstamos Bancarios		33,844	30,458	1D0307
Cuentas por Pagar Comerciales		141,095	209,090	1D0302
Cuentas por Pagar a Vinculadas				1D0303
Otras Cuentas por Pagar		48,863	40,031	1D0304
Parte Corriente de las Deudas a Largo Plazo		77,395	20,903	1D0305
Pasivos por Instrumentos Financieros Derivados				1D0308
Total Pasivo Corriente		**302,475**	**300,859**	1D03ST
Pasivo No Corriente				
Deudas a largo plazo		184,162	235,190	1D0401
Cuentas por pagar a vinculadas				1D0402
Pasivos por Instrumentos Financieros Derivados				1D0405
Ingresos Diferidos (netos)		3,985	4,813	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo				1D0404
Total Pasivo No Corriente		**188,147**	**240,003**	1D04ST
Total Pasivo		**490,622**	**540,862**	1D040T
Contingencias				1D0501
Interés minoritario		0	0	1D0502
Patrimonio Neto				
Capital		251,550	241,281	1D0701
Capital adicional				1D0702
Acciones de Inversión				1D0703
Resultados no realizados				1D0708
Excedente de Revaluación		10,267	10,926	1D0704
Reservas Legales		7,317	5,188	1D0705
Otras Reservas				1D0706
Resultados Acumulados		24,011	17,508	1D0707
Efecto acumulado por reexpresión a moneda extranjera				1D0709
Total Patrimonio Neto		**293,145**	**274,903**	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		**783,767**	**815,765**	1D070T

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18915

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los años terminados el 31 de Diciembre de 2004 y 2003
(En miles de nuevos soles)

Codigo de Cuenta		Notas	2004	2003
	Ingresos Operacionales			
2D0101	Ventas Netas (ingresos operacionales)		920,697	809,707
2D0102	Otros Ingresos Operacionales		1,273	6,242
2D01ST	**Total de Ingresos Brutos**		**921,970**	**815,949**
2D0201	Costo de Ventas (Operacionales)		-709,400	-608,383
2D0202	Otros costos operacionales			
2D0203	**Total Costos Operacionales**		-709,400	-608,383
2D02ST	**Utilidad Bruta**		**212,570**	**207,566**
	Gastos Operacionales			
2D0302	Gastos de Ventas		-98,713	-81,343
2D0301	Gastos de Administración		-71,156	-66,650
2D0303	Provisión por perdidas por desvalorización de activos			
2D03ST	**Utilidad Operativa**		**42,701**	**59,573**
	Otros Ingresos (gastos)			
2D0401	Ingresos Financieros		22,707	18,484
2D0402	Gastos Financieros		-30,026	-34,490
2D0406	Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial			
2D0407	Ganancia o pérdida por instrumentos financieros derivados			
2D0403	Otros Ingresos			
2D0404	Otros Gastos		-2,737	-14,627
2D0408	Efecto acumulado por cambios en las políticas contables			
2D0405	Resultado por Exposición a la Inflación		17,148	10,788
2D04ST	**Resultado antes de Gastos Extraordinarios, Participaciones y del Impuesto a la Renta**		**49,793**	**39,728**
2D0501	Participación de los trabajadores corrientes y diferidos		-4,917	-4,265
2D0502	Impuesto a la Renta corriente y diferido		-17,316	-13,912
2D05ST	**Resultado antes de Gastos Extraordinarios**		**27,560**	**21,551**
2D0602	Gastos Extraordinarios (neto de participaciones e impuesto a la renta)		0	0
2D06ST	**Resultado antes de Interes Minoritario**		**27,560**	**21,551**
2D0701	Interés Minoritario		0	0
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		**27,560**	**21,551**
2D0801	Dividendos de acciones Preferentes		0	0
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas no preferentes**		**27,560**	**21,551**
2D0901	Utilidad (pérdida) básica por acción común		0.126000	0.099000
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000000	0.000000
2D0903	Utilidad (pérdida) diluida por acción común		0.000000	0.000000
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000000	0.000000

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC BERNARDO CHAUCA QUISPE
Contador General Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los años terminados el 31 de Diciembre de 2004 y 2003
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Capital Adicional	Acciones de Inversion	Resultados no Realizados	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Efecto acumulado por Reexpresión a moneda extranjera	Total
4D0101	**Saldos al 1ero. de enero de 2003**	193,733	43,464	0	0	12,342	4,053	0	2,241	0	255,833
4D0102	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
4D0103	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0104	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-2,637	0	-2,637
4D0105	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0113	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
4D0114	6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
4D0107	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0108	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0115	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0109	10. Capitalización de partidas patrimoniales	47,548	-43,464	0	0	-1,416	0	0	-2,668	0	0
4D0110	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
4D0111	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	21,551	0	21,551
4D0116	13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
4D0112	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	1,135	0	-979	0	156
4D01ST	**Saldos al 31 de diciembre de 2003**	**241,281**	**0**	**0**	**0**	**10,926**	**5,188**	**0**	**17,508**	**0**	**274,903**
4D0201	**Saldos al 1ero. de enero de 2004**	241,281	0	0	0	10,926	5,188	0	17,508	0	274,903
4D0202	1. Efecto acumulado de cambios en políticas contables y corrección de errores sustanciales	0	0	0	0	0	0	0	0	0	0
4D0203	2. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0204	3. Dividendos declarados y participaciones acordados durante el período	0	0	0	0	0	0	0	-9,318	0	-9,318
4D0205	4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0213	5. Movimiento de prima en la colocación de acciones (aportes)	0	0	0	0	0	0	0	0	0	0
4D0214	6. Acciones en tesoreria	0	0	0	0	0	0	0	0	0	0
4D0207	7. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0208	8. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0215	9. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0209	10. Capitalización de partidas patrimoniales	10,269	0	0	0	-659	0	0	-9,610	0	0
4D0210	11. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0	0	0
4D0211	12. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	0	27,560	0	27,560
4D0216	13. Movimiento de resultados no realizados del período	0	0	0	0	0	0	0	0	0	0
4D0212	14. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	2,129	0	-2,129	0	0
4D02ST	**Saldos al 31 de diciembre de 2004**	**251,550**	**0**	**0**	**0**	**10,267**	**7,317**	**0**	**24,011**	**0**	**293,145**

FERREYROS S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19916

FERREYROS S.A.A. Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los años terminados el 31 de Diciembre de 2004 y 2003
(En miles de nuevos soles)

Código de Cuenta		Nota	2004	2003
	ACTIVIDADES DE OPERACIÓN			
	Cobranza (entradas) por:			
3D0101	Venta de bienes o servicios e ingresos operacionales		904,635	801,731
3D0110	Honorarios y comisiones			
3D0103	Intereses y rendimientos (no incluidos en la actividad de inversión)			
3D0111	Dividendos (no incluidos en la actividad de inversión)			
3D0112	Regalías			
3D0104	Otros cobros de efectivo relativos a la actividad		27,405	19,198
	Menos pagos (salidas) por:			
3D0109	Proveedores de bienes y servicios		-791,787	-628,091
3D0105	Remuneraciones y beneficios sociales		-120,649	-100,684
3D0106	Tributos		-27,289	-15,680
3D0107	Intereses y rendimientos (no incluidos en la actividad de financiamiento)			
3D0113	Regalías			
3D0108	Otros Pagos de efectivo relativos a la actividad		-14,323	-19,767
	Aumento (Disminución) del Efectivo y Equivalente de Efectivo			
3D01ST	**Provenientes de Actividades de Operación**		**-22,008**	**56,707**
	ACTIVIDADES DE INVERSIÓN			
	Cobranza (entradas) por:			
3D0201	Venta de valores e inversiones permanentes		103	36,279
3D0209	Prestamos a vinculadas			
3D0202	Venta de inmuebles, maquinaria y equipo		3,007	2,456
3D0203	Venta de activos intangibles			
3D0210	Intereses y rendimientos			
3D0211	Dividendos		21	15
3D0204	Otros cobros de efectivo relativos a la actividad		1,785	1,698
	Menos pagos (salidas) por:			
3D0205	Compra de valores e inversiones permanentes		-607	-432
3D0212	Prestamos otorgados a vinculadas			
3D0206	Compra de inmuebles, maquinaria y equipo		-14,549	-9,779
3D0207	Compra y desarrollo de activos intangibles		-268	
3D0208	Otros pagos de efectivo relativos a la actividad			
	Aumento (Disminución) del Efectivo y Equivalente de Efectivo			
3D02ST	**Provenientes de Actividades de Inversión**		**-10,508**	**30,237**
	ACTIVIDADES DE FINANCIACION			
	Cobranza (entradas) por:			
3D0307	Aumento de sobregiros bancarios			
3D0308	Aumento de prestamos bancarios		4,287	642
3D0301	Emisión de acciones o nuevos aportes			
3D0309	Venta de acciones en tesorería			
3D0302	Recursos obtenidos por emisión de valores u otras obligac. Largo plazo		38,092	-56,515
3D0303	Otros cobros de efectivo relativos a la actividad			
	Menos pagos (salidas) por:			
3D0312	Amortización o pago de sobregiros bancarios			
3D0313	Amortización o pago de préstamos bancarios			
3D0304	Amortización o cancelación de valores u otras obligaciones de largo plazo		-29,520	-34,704
3D0310	Recompra de acciones propias (acciones en tesorería)			
3D0311	Intereses y rendimientos			
3D0305	Dividendos		-9,131	-2,614
3D0306	Otros pagos de efectivo relativos a la actividad.			
	Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de			
3D03ST	**Actividades de Financiamiento**		**3,728**	**-93,191**
3D0401	**Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo**		**-28,788**	**-6,247**
3D0402	Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		43,442	38,901
3D0403	Resultado por Exposición a la Inflación		17,148	10,788
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**		**31,802**	**43,442**

Ferreyros s.a.a. Ferreyros s.a.a.

VICTOR ASTETE PALMA

CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 18815

	CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN		
3D05ST	Utilidad (Pérdida) neta del Ejercicio	27,560	21,551
	Más :		
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio		
3D0609	Provisión de cuentas de cobranza dudosa	17,344	14,504
3D0610	Provisión por desvalorización de existencias	1,254	3,210
3D0611	Provisión por fluctuación del valor de los valores e inversiones		
3D0612	Depreciación del ejercicio	35,655	34,859
3D0613	Provisión por pérdida en el valor de uso de los activos		
3D0614	Amortización y castigo de activos intangibles	275	275
3D0615	Provisión para protección del medio ambiente		
3D0616	Amortización de otros activos		
3D0604	Provisiones diversas		
3D0606	Pérdida en venta de valores e inversiones permanentes	38	2,472
3D0617	Pérdida en venta de inversiones en inmuebles		
3D0605	Pérdida en venta de inmuebles, maquinaria y equipo	-506	88
3D0618	Pérdida en venta de activos intangibles		
3D0619	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo		
3D0620	Impuesto a la renta y participación de los trabajadores diferidos	-1,768	-2,124
3D0621	Efecto acumulado por cambios en las políticas contables		
3D0607	Pérdida por activos monetarios no corrientes		
3D0608	Otros	33,316	25,681
	Menos:		
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio		
3D0703	Utilidad en venta de valores e inversiones permanentes		
3D0706	Utilidad en venta de inversiones en inmuebles		
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo		
3D0707	Utilidad en venta de activos intangibles		
3D0704	Resultado por Exposición a la Inflación	-17,148	-10,788
3D0708	Impuesto a la renta y participación de los trabajadores diferidos		
3D0705	Ganancia por pasivos monetarios no corrientes		
3D0709	Participación en los resultados de empresas vinculados, netas de dividendos recibidos en efectivo		
3D0710	Efecto acumulado por cambios en las políticas contables		
3D0711	Otros		
	CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS		
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales	-45,899	-38,742
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas		
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar	-1,743	-23,635
3D0810	(Aumento) Disminución de Activos por Instrumentos Financieros Derivados		
3D0804	(Aumento) Disminución en Existencias	-1,874	43,815
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado	-2,819	1,811
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales	-67,995	-12,711
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas		
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar	2,302	-3,559
3D0811	Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados		
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**	**-22,008**	**56,707**

	PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO		
3D0901	Ajuste de ejercicios anteriores	0	0
3D0902	Bienes adquiridos en operaciones de arrendamiento financiero	0	0
3D0903	Compensación de pasivos corrientes	0	0
3D0904	Compensación de pasivos no corrientes	0	0
3D0905	Capitalización de acreencias u obligaciones	0	0
3D0906	Revaluación de activos	0	0
3D0907	Aportes de capital en bienes	0	0

Ferreyros S.A.A. Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE

FERREYROS S.A.A. Y SUBSIDIARIAS
Personal

Codigo	Descripción	Numero de Personal			
		Inicial	Ingresaron	Retirados	Final
P010	FUNCIONARIOS (Directivos, gerentes, Subgerentes)	45	2		47
P020	PERSONAL PERMANENTE EMPLEADOS	723	114		837
P030	PERSONAL PERMANENTE OBREROS	848	313		1161
P040	PERSONAL CONTRATADO EMPLEADOS				
P050	PERSONAL CONTRATADO OBREROS				

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Auditor Independiente

Matricula de la Sociedad de Auditoria del CCP	Nombre de la Sociedad de Auditoría	Nombre del que firma el Dictamen (Apellidos y Nombres)	Calificación del Dictamen
046A	Dongo-Soria, Gaveglio y Asociados Socieda	Horna Montoya Félix U.	L
Ejemplo: AIB3C3D4	Ejemplo: Valencia Del Barco Suarez y Asociados	Ejemplo: Perez Gutierrez Hipolito	**L** si el dictamen es Limpio **S** si el dictamen es con Salvedades **N** si el dictamen es con opinión Negativa **D** si el dictamen es con Denegación de opinión
Llenar los datos en la parte sombreada de verde			

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC BERNARDO CHAUCA QUISPE
Contador General - Mat 19915

FERREYROS S.A.A. Y SUBSIDIARIAS
Distribucion de Capital

Codigo	Descripción	Numero de accionistas	Participación de Acciones Ingresar los datos con 2 decimales sin considerar el punto decimal. Ejemplo 1: si se quiere mostrar 2.00 %, digitar 200 Ejemplo 2: si se quiere mostrar 0.01 % ingresar 1 Ejemplo 3: si se quiere mostrar 99.99% ingresar 9999
C000	Menos de 0.20%		
C001	De 0.20 al 1 %	745	1366
C005	De 1.01 al 5 %	9	2538
C010	De 5.01 al 10 %	4	2678
C020	De 10.01 al 20 %	3	3418
C030	De 20.01 al 30 %		
C040	De 30.01 al 40 %		
C050	De 40.01 al 50 %		
C060	De 50.01 al 60 %		
C070	De 60.01 al 70 %		
C080	De 70.01 al 80 %		
C090	De 80.01 al 90 %		
C100	De 90.01 al 100 %		

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DEL 2004 Y 31 DE DICIEMBRE DEL 2003

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DEL 2004 Y 31 DE DICIEMBRE DEL 2003

CONTENIDO

S/. = Nuevo sol
US$ = Dólar estadounidense

PRICEWATERHOUSECOOPERS

80 años en el Perú

Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers
Av. Canaval y Moreyra 380
Lima 27, Perú
Apartado 1434-2869
Telfs.: (51 1) 211-6500 411-5800
Fax : (51 1) 442-6522 211-6565

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

18 de febrero del 2005

A los señores Accionistas y Directores
Ferreyros S.A.A.

Hemos auditado los balances generales consolidados adjuntos de **Ferreyros S.A.A. y subsidiarias** al 31 de diciembre del 2004 y al 31 de diciembre del 2003 y los correspondientes estados consolidados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros es responsabilidad de la Gerencia de la Compañía. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros basada en las auditorías que efectuamos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en el Perú. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con la finalidad de obtener una seguridad razonable de que los estados financieros no contienen errores importantes. Una auditoría comprende el examen, basado en comprobaciones selectivas, de las evidencias que respaldan los importes y las divulgaciones expuestas en los estados financieros. Una auditoría también comprende la evaluación de los principios de contabilidad aplicados y de las estimaciones significativas efectuadas por la Gerencia de la Compañía, así como una evaluación de la presentación general de los estados financieros. Consideramos que las auditorías efectuadas constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los estados financieros consolidados antes indicados, presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Ferreyros S.A.A. y subsidiarias** al 31 de diciembre del 2004 y al 31 de diciembre del 2003, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Dongo - Soria Gaveglio y Asociados

Refrendado por

---(socio)
Félix U. Horna
Contador Público Colegiado
Matrícula No.13774

FERREYROS S.A.A. Y SUBSIDIARIAS

BALANCE GENERAL CONSOLIDADO (Notas 1, 2, 3 y 26)
A VALORES CONSTANTES

ACTIVO	Al 31 de diciembre del 2004 S/.000	Al 31 de diciembre del 2003 S/.000
ACTIVO CORRIENTE		
Caja y bancos (Nota 4)	31,802	43,442
Cuentas por cobrar comerciales (Notas 5 y 24)	123,295	78,860
Otras cuentas por cobrar (Nota 6)	70,113	77,861
Existencias (Nota 7)	238,738	238,118
Gastos pagados por anticipado	5,459	3,090
Total del activo corriente	469,407	441,371
CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO (Notas 5 y 24)	33,204	46,585
IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS (Nota 8)	7,048	5,816
INVERSIONES EN VALORES (Nota 9)	19,616	45,914
INMUEBLES, MAQUINARIA Y EQUIPO (Nota 10)	253,306	275,336
OTROS ACTIVOS	1,186	743
	783,767	815,765

PASIVO Y PATRIMONIO NETO	Al 31 de diciembre del 2004 S/.000	Al 31 de diciembre del 2003 S/.000
PASIVO CORRIENTE		
Sobregiros y préstamos bancarios (Nota 11)	35,122	30,835
Parte corriente de deudas a largo plazo (Nota 12)	77,395	20,903
Cuentas por pagar comerciales (Nota 13)	141,095	209,090
Otras cuentas por pagar	48,863	40,031
Total del pasivo corriente	302,475	300,859
DEUDAS A LARGO PLAZO (Nota 12)	184,162	235,190
INGRESOS DIFERIDOS	3,985	4,813
PATRIMONIO NETO (Nota 14)		
Capital	251,550	241,281
Excedente de revaluación	10,267	10,926
Reserva legal	7,317	5,188
Resultados acumulados	24,011	17,508
	293,145	274,903
SITUACION TRIBUTARIA (Nota 15)		
CONTINGENCIAS Y COMPROMISOS (Nota 16)		
	783,767	815,765

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE GANANCIAS Y PERDIDAS (Notas 1 y 2)
A VALORES CONSTANTES

		Por el año terminado el 31 de diciembre del	
		2004	2003
		S/.000	S/.000
Ventas netas		920,697	809,707
Otros ingresos operacionales		1,273	6,242
		921,970	815,949
Costo de ventas (Nota 17)		709,400	608,383
Gastos de administración (Nota 18)		71,156	66,650
Gastos de venta (Nota 19)		98,713	81,343
		879,269	756,376
Utilidad de operación		42,701	59,573
Otros ingresos (gastos):			
Ingresos financieros (Nota 20)		22,707	18,484
Gastos financieros (Nota 21)		(30,026)	(34,490)
Resultado por exposición a la inflación		17,148	10,788
Diversos, neto (Nota 22)		(2,737)	(14,627)
		7,092	(19,845)
Utilidad antes de participación de los trabajadores e impuesto a la renta		49,793	39,728
Participación de los trabajadores:			
Corriente (Nota 15)		(5,196)	(4,753)
Diferido (Nota 8)		279	488
Impuesto a la renta:			
Corriente (Nota 15)		(18,805)	(15,548)
Diferido (Nota 8)		1,489	1,636
Utilidad neta		27,560	21,551
Utilidad básica por acción (Nota 23)	S/.	0.126	0.099

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE CAMBIOS EN EL PATRIMONIO NETO (Nota 14)
A VALORES CONSTANTES
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DEL 2004
Y EL 31 DE DICIEMBRE DEL 2003

	Capital	Capital adicional	Excedente de revaluación	Reserva legal	Resultados acumulados	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Saldos al 1 de enero del 2003	193,733	43,464	12,342	4,053	2,241	255,833
Ajuste	-	-	-	-	156	156
Distribución de dividendos	-	-	-	-	(2,637)	(2,637)
Capitalización de partidas patrimoniales	47,548	(43,464)	(1,416)	-	(2,668)	-
Transferencia a la reserva legal	-	-	-	1,135	(1,135)	-
Utilidad neta	-	-	-	-	21,551	21,551
Saldos al 31 de diciembre del 2003	241,281	-	10,926	5,188	17,508	274,903
Distribución de dividendos	-	-	-	-	(9,318)	(9,318)
Capitalización de partidas patrimoniales	10,269	-	(659)	-	(9,610)	-
Transferencia a la reserva legal	-	-	-	2,129	(2,129)	-
Utilidad neta	-	-	-	-	27,560	27,560
Saldos al 31 de diciembre del 2004	251,550	-	10,267	7,317	24,011	293,145

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO (Notas 2 y 25)
A VALORES CONSTANTES

	Por el año terminado el 31 de diciembre del	
	2004	2003
	S/.000	S/.000
ACTIVIDADES DE OPERACION		
Cobranza a clientes	904,635	801,731
Otros cobros relativos a la actividad	27,405	19,198
Pago a proveedores	(791,787)	(628,091)
Pago de remuneraciones y beneficios sociales	(120,649)	(100,684)
Pago de tributos	(27,289)	(15,680)
Otros pagos relativos a la actividad	(14,323)	(19,767)
Efectivo neto (aplicado a) provisto por las actividades de operación	(22,008)	56,707
ACTIVIDADES DE INVERSION		
Venta de inmuebles, maquinaria y equipo	3,007	2,456
Compra de inmuebles, maquinaria y equipo	(14,549)	(9,779)
Venta de inversiones en valores	103	36,279
Cobros de otras inversiones en valores	1,785	1,698
Compra de inversiones en valores	(607)	(432)
Dividendos recibidos	21	15
Cobro y desarrollo de intangibles	(268)	-
Efectivo neto (aplicado a) provisto por las actividades de inversión	(10,508)	30,237
ACTIVIDADES DE FINANCIAMIENTO		
Titulización de cuentas por cobrar, neto	32,628	(37,275)
Sobregiros y préstamos bancarios, neto	4,287	642
Deudas a largo plazo, neto	5,464	(19,240)
Intereses de sobregiros y préstamos bancarios, y deudas a largo plazo	(29,520)	(34,704)
Dividendos pagados	(9,131)	(2,614)
Efectivo neto provisto por (aplicado a) las actividades de financiamiento	3,728	(93,191)
Disminución neta del efectivo	(28,788)	(6,247)
Resultado por exposición a la inflación	17,148	10,788
Saldo del efectivo al inicio del año	43,442	38,901
Saldo del efectivo al final del año	31,802	43,442

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO (Continuación)
A VALORES CONSTANTES

	Por el año terminado el 31 de diciembre del	
	2004	2003
	S/.000	S/.000
CONCILIACION DEL RESULTADO NETO CON EL FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION		
Utilidad neta	27,560	21,551
Ajustes para conciliar la utilidad neta con el flujo de efectivo de las actividades de operación:		
Provisión para cuentas de cobranza dudosa	17,868	16,836
Recuperación de provisión de cuentas de cobranza dudosa	(524)	(2,332)
Provisión para desvalorización de existencias	9,854	17,716
Recuperación de provisión para desvalorización de existencias	(8,600)	(14,506)
Participación patrimonial en patrimonios en fideicomiso	(794)	(2,898)
Pérdida en venta de inversión en valores	38	2,472
(Recupero) provisión por fluctuación de inversión en valores	-	(176)
Pérdida (ganancia) en venta de inmuebles, maquinaria y equipo	(506)	88
Depreciación y amortización	35,930	35,134
Gastos financieros	30,026	34,490
Participación de los trabajadores	5,196	4,753
Impuesto a la renta y participación de los trabajadores diferidos	(1,768)	(2,124)
Resultado por exposición a la inflación	(17,148)	(10,788)
Otros	(1,112)	(10,488)
Cambios netos en activos y pasivos:		
Cuentas por cobrar comerciales	(45,899)	(38,742)
Otras cuentas por cobrar	(1,743)	(23,635)
Existencias	(1,874)	43,815
Gastos pagados por anticipado	(2,819)	1,811
Cuentas por pagar comerciales	(67,995)	(12,711)
Otras cuentas por pagar	2,302	(3,559)
Efectivo neto (aplicado a) provisto por las actividades de operación	(22,008)	56,707

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DEL 2004 Y 31 DE DICIEMBRE DEL 2003

1 ACTIVIDAD ECONOMICA

Ferreyros S.A.A. (en adelante la Compañía) se constituyó en la ciudad de Lima en setiembre de 1922 con el nombre de Enrique Ferreyros y Cía. Sociedad en Comandita. Posteriormente, efectuó diversos cambios de denominación hasta junio de 1998, cuando modificó su estatuto social a fin de adecuarlo a la Nueva Ley General de Sociedades, por el cual su nueva denominación es Ferreyros Sociedad Anónima Abierta (Ferreyros S.A.A.). Su domicilio legal es Avenida Industrial 675, Lima y cuenta con oficinas en Piura, Chiclayo, Trujillo, Chimbote, Ica, Arequipa, Cusco, Huancayo, Huaraz y Cajamarca. Su actividad principal es la importación y venta de maquinaria, equipos y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller.

El personal utilizado por la Compañía y subsidiarias para desarrollar sus actividades, al inicio y al final del año 2004, comprendió 45 funcionarios, 723 empleados y 848 obreros, y 47 funcionarios, 837 empleados y 1,161 obreros, respectivamente.

De acuerdo con la Ley General de Sociedades, los estados financieros al 31 de diciembre del 2004 han sido formulados por el Directorio, el que los someterá a consideración de la Junta General Ordinaria de Accionistas convocada para el mes de marzo del 2005.

2 PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros consolidados se preparan de acuerdo con las disposiciones legales sobre la materia y los principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad comprenden sustancialmente a las Normas Internacionales de Información Financiera (NIIF), las que incorporan a las Normas Internacionales de Contabilidad (NIC), oficializadas a través de resoluciones emitidas por el Consejo Normativo de Contabilidad. A la fecha de los estados financieros, el Consejo Normativo de Contabilidad ha oficializado la aplicación de las NIC 1 a la 41 y los pronunciamientos del 1 al 33 del Comité de Interpretaciones (SIC).

Los principios y prácticas contables más importantes que han sido aplicados en el registro de las operaciones y la preparación de los estados financieros consolidados son los siguientes:

a) Ajuste de los estados financieros para reconocer los efectos de la inflación -

Los estados financieros consolidados se ajustan para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros consolidados en función a su fecha de origen, aplicando los Indices de Precios al por Mayor.

Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre.

A través de la Resolución No. 031-2004-EF/93.01, el Consejo Normativo de Contabilidad suspendió, a partir del año 2005, el ajuste de los estados financieros para reconocer los efectos de la inflación. Los saldos ajustados por inflación al 31 de diciembre del 2004 serán considerados como los saldos iniciales al 1 de enero del 2005. Este tratamiento contable también ha sido adoptado por las autoridades tributarias para la determinación del impuesto a la renta a partir del ejercicio 2005.

En el caso de las subsidiarias establecidas en el exterior (Matreq Ferreyros S.A. hasta el 31 de marzo del 2003 y Heavy Machinery Services Limited hasta el 22 de octubre del 2004), los activos, pasivos, patrimonio neto, ingresos y gastos en moneda de origen de cada país incluidos en los estados financieros, han sido incorporados utilizando el tipo de cambio vigente a la fecha del balance general consolidado.

La variación en el poder adquisitivo de la moneda peruana con referencia a los Indices de Precios al por Mayor, de acuerdo con estadísticas oficiales para los años 2004 y 2003, ha sido de 4.9% y 2.0%, respectivamente.

b) Estados financieros consolidados -

Los estados financieros consolidados incluyen los activos, pasivos, patrimonio neto, ingresos y gastos de Ferreyros S.A.A. y los de sus subsidiarias, después de eliminar todos los saldos y las transacciones de importancia entre las compañías del grupo, que se detallan a continuación:

	Porcentaje de propiedad	
	2004	**2003**
Orvisa S.A. y subsidiarias	100.0	100.0
Fiansa Sociedad Anónima	100.0	100.0
Depósitos Efe S.A.	100.0	100.0
Domingo Rodas S.A.	100.0	100.0
Motorindustria S.A.	100.0	100.0
Unimaq S.A.	100.0	100.0
Heavy Machinery Services Limited	-	100.0

Las subsidiarias son aquellas empresas en las que la Compañía tiene una participación mayor a la mitad de sus derechos a voto o en las que, aún cuando posee un interés menor a la mitad de sus derechos a voto, tiene la facultad de ejercer control sobre sus operaciones. Las subsidiarias se consolidan desde la fecha en que el control se transfiere a la Compañía y termina en la fecha en que

dicho control cesa. Todas las transacciones entre la Compañía y sus subsidiarias, saldos y ganancias no realizadas son eliminadas; las pérdidas no realizadas también son eliminadas a menos que el costo de los activos relacionados pueda no ser recuperado.

Con fecha 22 de octubre del 2004, la Compañía vendió el total de su participación accionaria en Heavy Machinery Services Limited por aproximadamente S/.1 millón equivalente a US$0.3 millones. Esta transacción generó una pérdida para la Compañía de aproximadamente S/.0.04 millones equivalentes a US$0.01 millones, la cual se incluye en el rubro Diversos, neto del estado consolidado de ganancia y pérdidas.

Con fecha 7 de abril del 2003, la Compañía vendió el total de su participación accionaria en Matreq Ferreyros S.A. por aproximadamente S/.36.4 millones equivalentes a US$10 millones. Esta transacción generó una pérdida para la Compañía de aproximadamente S/.2.5 millones equivalentes a US$0.7 millones, que incluye la eliminación de la plusvalía mercantil neta por S/.18.3 millones originada en la adquisición de la mencionada inversión, y se incluye en el rubro Diversos, neto del estado consolidado de ganancias y pérdidas.

Como parte de esta transacción la Compañía garantizó que Matreq Ferreyros S.A. obtendrá utilidades brutas mínimas acumuladas de US$45 millones en los primeros ocho años contados a partir de la fecha de la transacción. De no lograrse este nivel de utilidades, la Compañía deberá pagar al comprador entre US$1 millón y US$4 millones en función a las utilidades obtenidas al término del período establecido y sin cargo financiero (Nota 16).

Los activos, pasivos, patrimonio neto, ingresos y gastos de los patrimonios fideicometidos no han sido incluidos en los estados financieros consolidados debido a que la Gerencia de la Compañía considera que dichos patrimonios fideicometidos vencen en los próximos años y por lo tanto su efecto en los estados financieros consolidados no es significativo. Los estados financieros pro-forma incluyendo la consolidación de los patrimonios fideicometidos al 31 de diciembre del 2004 y 2003 se muestran en la Nota 24.

c) Uso de estimaciones contables -

El proceso de preparación de los estados financieros consolidados requiere que la Gerencia de la Compañía lleve a cabo estimaciones y supuestos para la determinación de los saldos de los activos y pasivos, el monto de las contingencias y el reconocimiento de los ingresos y gastos. Si estas estimaciones o supuestos, que se basan en el mejor criterio de la Gerencia a la fecha de los estados financieros consolidados, variaran como resultado de cambios en las premisas en las que se sustentaron, los saldos de los estados financieros consolidados se corrigen en la fecha en la que el cambio en las estimaciones y supuestos se produce. Las principales estimaciones relacionadas con los

estados financieros consolidados se refieren a la provisión para cuentas de cobranza dudosa, la provisión para desvalorización de existencias, la provisión para fluctuación de inversiones en valores, la depreciación de los inmuebles, maquinaria y equipo, la amortización de otros activos y la determinación del impuesto a la renta y participación de los trabajadores.

d) Cuentas por cobrar comerciales y provisión para cuentas de cobranza dudosa -

Los saldos de las cuentas por cobrar comerciales se registran a su valor nominal, neto de su provisión para cobranza dudosa. El saldo de esta provisión, que se determina sobre la base de la identificación específica de los deudores incobrables de acuerdo con las políticas establecidas por la Gerencia, es revisado periódicamente para ajustarlo a los niveles necesarios para cubrir las pérdidas potenciales en la cartera de clientes. Las cuentas incobrables se castigan cuando se identifican como tales.

e) Operaciones de titulización -

La Compañía realiza operaciones de titulización mediante las cuales transfiere facturas y letras de cambio por cobrar a patrimonios en fideicomiso administrados por una sociedad titulizadora local. La transferencia de estas cuentas por cobrar es efectuada aplicando un factor de descuento para las facturas, y al valor presente para las letras de cambio, a efectos de determinar el valor de venta. En el 2004 y 2003, la Compañía ha reconocido un gasto producto de la transferencia de facturas con descuento por S/.2.2 millones y S/.6.4 millones, respectivamente, que se incluyen en el rubro Gastos financieros del estado consolidado de ganancias y pérdidas (Nota 21).

f) Existencias -

Las existencias se registran al costo de adquisición o a su valor neto de realización, el que resulte menor. El costo de los repuestos se determina de acuerdo al método de promedio ponderado y el de las demás existencias con base al método de identificación específica. El valor neto de realización es el precio de venta estimado en el curso normal de las operaciones del negocio, menos los gastos necesarios para la venta.

g) Instrumentos financieros -

Los instrumentos financieros se definen como cualquier contrato que da lugar, simultáneamente, a un activo financiero en una empresa y a un pasivo financiero o a un instrumento de capital en otra empresa. En el caso de la Compañía, los instrumentos financieros corresponden a instrumentos primarios como son las cuentas por cobrar y por pagar, préstamos bancarios, deudas a largo plazo y las acciones representativas de su capital.

El valor razonable es el monto por el que un activo puede ser intercambiado entre un comprador y un vendedor debidamente informados, o puede ser cancelada una obligación, entre un deudor y un acreedor con suficiente información, bajo los términos de una transacción de libre competencia. Los valores de los principales instrumentos financieros de la Compañía se detallan a continuación:

- El valor en libros de caja y bancos representa su valor razonable dado que es efectivo de libre disponibilidad.

- Los valores en libros de las cuentas por cobrar y por pagar son sustancialmente similares a su valor razonable debido a que una porción importante tiene vencimiento en el corto plazo.

- Los valores en libros de las cuentas por cobrar a largo plazo, los préstamos bancarios y deudas a largo plazo son similares a su valor razonable sobre la base de la comparación de sus tasas de interés con las vigentes en el mercado para instrumentos financieros similares.

h) Inversiones en valores -

Las inversiones en los patrimonios en fideicomiso están registradas con base al método de participación patrimonial. En consecuencia, la Compañía reconoce en sus estados financieros consolidados, los resultados de las operaciones de los patrimonios en fideicomiso.

De acuerdo a lo requerido por la NIC 39 – Instrumentos financieros: reconocimiento y medición, la Compañía ha clasificado sus inversiones en acciones comunes en otras empresas como inversiones disponibles para la venta; sin embargo, considera que dichas inversiones no serán realizadas en el corto ni mediano plazo. Las inversiones disponibles para la venta son inicialmente registradas al costo de adquisición y subsecuentemente son valuadas a su valor razonable. El valor razonable de las acciones cotizadas es determinado de acuerdo con su cotización bursátil. La utilidad o pérdida es registrada en los resultados del ejercicio. Los dividendos recibidos son registrados en los resultados del ejercicio.

i) Inmuebles, maquinaria y equipo y depreciación -

Los inmuebles, maquinaria y equipo se registran al costo, excepto los terrenos que están registrados a su costo más revaluación. La depreciación de estos bienes, excepto aquellos de la flota de alquiler, se calcula por el método de línea recta, a tasas que se consideran suficientes para absorber el costo de los activos en el plazo estimado de su vida útil. La depreciación de la maquinaria, equipo y unidades de transporte de la flota de alquiler se calcula por el método de horas - máquina utilizadas.

Los gastos de mantenimiento y reparación son cargados a los resultados cuando se incurren y las renovaciones y mejoras, cuando son por montos importantes, se capitalizan. El costo y la depreciación acumulada de los activos vendidos o retirados son eliminados de sus respectivas cuentas y la utilidad o pérdida se afecta a los resultados del período.

Las tasas anuales de depreciación utilizadas son como sigue:

	%
Edificios y otras construcciones	3
Instalaciones	10
Maquinaria y equipo	10 y 20
Maquinaria y equipo, flota de alquiler	(*)
Unidades de transporte	20
Unidades de transporte, flota de alquiler	(*)
Muebles y enseres	10 y 25

(*) En función a horas-máquina utilizadas.

j) Alquiler de maquinaria, equipo y unidades de transporte -

La maquinaria, equipo y unidades de transporte arrendados a terceros a través de contratos de arrendamiento operativo se muestran en el rubro Inmuebles, maquinaria y equipo del balance general consolidado, calculándose su correspondiente depreciación en función a horas-máquina utilizadas. Cuando vence el respectivo contrato, estos activos son transferidos al rubro Existencias para su acondicionamiento para una posterior venta o alquiler; en este último caso, son transferidos al rubro Inmuebles, maquinaria y equipo. El ingreso por alquileres se reconoce en función a las horas-máquina utilizadas mensualmente durante el plazo del contrato.

k) Contratos de arrendamiento -

Los contratos de arrendamiento de maquinarias y equipos se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas-máquina utilizadas.

l) Reconocimiento de ingresos -

Los ingresos por venta de máquinas, motores, automotores y repuestos se reconocen cuando se transfieren al comprador todos los riesgos y beneficios inherentes a la propiedad de los mismos. Los ingresos por servicios de taller se reconocen cuando el servicio ha sido brindado.

Los ingresos por servicios de mantenimiento y reparación de alquiler de maquinaria y equipo se reconocen en el ejercicio en que se prestan los servicios correspondientes.

Otros ingresos de la Compañía y sus subsidiarias se reconocen de la siguiente manera:

Ingresos por alquileres e intereses de financiamiento de ventas a plazo: sobre la base del devengado.
Ingresos por comisiones de pedido directo: cuando el proveedor atiende el pedido.

Ingresos por intereses financieros: sobre la base del rendimiento efectivo.
Ingresos por dividendos: cuando se establece el derecho de la Compañía de recibir su pago.
Ingresos por contratos de construcción: de acuerdo al avance de obra.
Ingresos por servicios: con la prestación del servicio, neto de impuestos y descuentos.

m) Impuesto a la renta y participación de los trabajadores -

El impuesto a la renta y participación de los trabajadores corrientes se calculan con base a la materia imponible determinada de acuerdo con disposiciones tributarias vigentes.

El impuesto a la renta diferido se registra por el método del pasivo sobre la base de las diferencias temporales que surgen entre la base tributaria de los activos y pasivos y su saldo en los estados financieros, aplicando la legislación y la tasa del impuesto vigentes. Las principales diferencias temporales identificadas se resumen en la Nota 8.

Impuestos diferidos activos sólo se reconocen en la medida que sea probable que se dispondrá de utilidades gravables futuras contra las que se pueda utilizar estos créditos.

n) Provisiones -

Las provisiones se reconocen cuando la Compañía tiene una obligación presente legal o asumida como resultado de hechos pasados, es probable que se requiera de la salida de recursos para cancelar la obligación y es posible estimar su monto confiablemente.

- Vacaciones de personal

  Las vacaciones anuales del personal y otras ausencias remuneradas se reconocen sobre la base del devengado. La provisión por la obligación estimada por vacaciones anuales y otras ausencias remuneradas del personal resultantes de servicios prestados por los empleados se reconoce a la fecha del balance general consolidado.

- Compensación por tiempo de servicios

  La provisión para compensación por tiempo de servicios del personal se constituye por el íntegro de los derechos indemnizatorios de acuerdo con la legislación vigente, y se muestra neta de los depósitos efectuados con carácter cancelatorio, en la institución del sistema financiero elegida por los trabajadores, y se muestra en el rubro Otras cuentas por pagar del balance general consolidado.

o) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros consolidados y se exponen en notas a los estados financieros consolidados, a menos que su ocurrencia sea remota. Los activos contingentes no se reconocen en los estados financieros consolidados y se revelan sólo si es probable su realización.

p) Saldos en moneda extranjera y diferencias en cambio -

Los saldos en moneda extranjera están expresados en nuevos soles a los tipos de cambio vigentes al cierre del año. Las diferencias de cambio que generan estos saldos se incorporan en los resultados del ejercicio en que se devengan y se incluyen en el rubro Resultado por exposición a la inflación del estado consolidado de ganancias y pérdidas.

q) Efectivo y equivalentes de efectivo -

Para propósitos del estado de flujos de efectivo, el efectivo corresponde al saldo disponible en caja y depósitos y cuentas corrientes en bancos.

r) Utilidad básica por acción -

La utilidad por acción básica se calcula dividiendo la utilidad neta consolidada, entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros consolidados. Las acciones que se deban anular o emitir por la reexpresión del capital social por el ajuste por inflación de los estados financieros, constituyen una división de acciones y, por lo tanto, para el cálculo del promedio ponderado del número de acciones se considera que esas acciones siempre estuvieron anuladas o en circulación, respectivamente.

s) Nuevos pronunciamientos contables -

A la fecha el Comité de Normas Internacionales de Contabilidad (IASB por sus siglas en inglés) ha completado el proceso de revisión de las NIC y a su vez ha emitido nuevas normas contables denominadas Normas Internacionales de Información Financiera (NIIF). Todas las revisiones de las NIC existentes y las nuevas NIIF emitidas tienen vigencia a nivel internacional a partir del 1 de enero del 2005. A la fecha, estas normas no han sido aprobadas en el Perú por el Consejo Normativo de Contabilidad. La Compañía está en el proceso de evaluar el impacto que significará la adopción de las NIC revisadas y las nuevas NIIF emitidas. A continuación se presenta un resumen de los cambios que se han efectuado:

(i) Proyecto de Mejora del Comité de Normas Internacionales de Contabilidad ("IASB" por sus siglas en inglés) -

Como parte del proyecto de mejora de las NIC llevado a cabo, quince NIC fueron revisadas con el objetivo de reducir o eliminar procedimientos alternativos, redundancias y conflictos entre las normas, así como lograr en ciertos aspectos la convergencia con las normas de los Estados Unidos de Norteamérica, así como llevar a cabo otras mejoras.

Las NIC modificadas por el proyecto fueron:

- NIC 1 (revisada en el 2003), que afectará la presentación del interés minoritario y otras revelaciones.

- NIC 8, 10, 16, 17, 31, 32, 33 y 40 (revisadas en el 2003) y la NIC 39 (revisada en el 2004), las cuales no contienen cambios que se estime puedan afectar en forma importante los estados financieros o las políticas de la Compañía.

- NIC 21 (revisada en el 2003), que establece principalmente guías y requisitos para determinar la moneda funcional de las compañías.

- NIC 24 (revisada en el 2003) afectará la identificación de partes relacionadas y algunas otras revelaciones sobre partes relacionadas.

- NIC 27 y 28 (revisada en el 2003) establece principalmente que las inversiones en subsidiarias y en asociadas, si son incluidas en los estados financieros consolidados, deben ser registradas, en los estados financieros individuales del inversionista, por el método de costo o por el de valor razonable. Asimismo, en el caso de inversiones que no son incluidas en los estados financieros consolidados, deben ser registradas en los estados financieros individuales del inversionista por el método del valor razonable.

(ii) En adición, como parte de la revisión de las normas relativas a combinaciones de negocios, que resultó en la emisión del NIIF 3 "Combinación de Negocios", las NIC 36 – Deterioro de activos y NIC 38 – Activos intangibles, también fueron revisadas.

(iii) Nuevas Normas Internacionales de Información Financiera -

NIIF 2 - Pagos en base a acciones, NIIF 3 - Combinación de negocios, NIIF 4 - Contratos de Seguro, NIIF 6 - Exploración y Evaluación de Recursos Minerales.

NIIF 5 - Activos no corrientes mantenidos para la venta y operaciones descontinuadas -

El objetivo de esta NIIF es especificar la contabilización de los activos mantenidos para la venta, y la presentación y revelación de las operaciones descontinuadas.

3 SALDOS EN MONEDA EXTRANJERA

Los saldos en moneda extranjera al 31 de diciembre se resumen como sigue:

	2004 US$000	2003 US$000
Activo		
Caja y bancos	8,640	11,184
Cuentas por cobrar comerciales	44,798	27,486
Otras cuentas por cobrar	17,062	16,957
Van:	70,500	55,627

	2004 US$000	2003 US$000
Vienen:	70,500	55,627
Pasivo		
Sobregiros y préstamos bancarios	9,703	8,430
Cuentas por pagar comerciales	41,909	54,041
Otras cuentas por pagar	3,707	3,204
Deudas a largo plazo	79,670	70,476
	134,989	136,151
Pasivo neto	64,489	80,524

Al 31 de diciembre del 2004, los tipos de cambio utilizados por la Compañía para el registro de los saldos en moneda extranjera han sido de S/.3.280 y de S/.3.283 por US$1 para los activos y pasivos, respectivamente (al 31 de diciembre del 2003, S/.3.461 y S/.3.464 por US$1 para los activos y pasivos, respectivamente).

4 CAJA Y BANCOS

Al 31 de diciembre este rubro comprende:

	2004 S/.000	2003 S/.000
Depósitos a plazo	15,416	25,051
Cuentas corrientes	14,602	16,163
Fondo fijo	1,784	2,228
	31,802	43,442

Los depósitos a plazo en moneda extranjera son de vencimiento corriente y generan intereses a tasas promedio de mercado.

5 CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2004 Corriente S/.000	2004 Largo plazo S/.000	2003 Corriente S/.000	2003 Largo plazo S/.000
Facturas y letras	212,577	37,457	167,150	49,057
Intereses diferidos	(7,433)	(4,253)	(7,211)	(2,472)
Provisión para cuentas de cobranza dudosa	(81,849)	-	(81,079)	-
	123,295	33,204	78,860	46,585

Las cuentas por cobrar comerciales se encuentran garantizadas con las existencias vendidas y, en algunos casos, dependiendo de la importancia de la transacción, se solicitan garantías adicionales. Dichas cuentas por cobrar no devengan intereses, con excepción de las letras por cobrar que devengan un interés anual y comisión de cobranza entre 14% y 16%.

Al 31 de diciembre del 2004, cuentas por cobrar comerciales por US$0.6 millones y letras en cobranza en un banco local por US$0.2 millones se encuentran en garantía de pagarés otorgados por Caterpillar Financial Services (Nota 12).

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2004 S/.000	2003 S/.000
Saldo inicial	81,079	86,460
Retiro de saldos por venta de subsidiaria	-	(9,422)
Adiciones del año	15,369	10,871
Aplicaciones por anulaciones de ventas	(185)	(1,903)
Recuperaciones	(339)	(429)
Castigos	(4,332)	(1,785)
Resultado por exposición a la inflación	(7,650)	(2,421)
Otros ajustes	(2,093)	(292)
Saldo final	81,849	81,079

El detalle de la antigüedad de las cuentas por cobrar es el siguiente:

	2004 S/.000	2003 S/.000
Vigentes	146,876	122,203
Vencidas hasta 30 días	8,961	9,208
Vencidas mayores a 30 días	94,197	84,796
	250,034	216,207

Las cuentas por cobrar vencidas mayores a 180 días al 31 de diciembre del 2004 y del 2003, tienen una provisión para cuentas de cobranza dudosa de S/.81.8 millones y S/.81.1 millones, respectivamente.

6 OTRAS CUENTAS POR COBRAR

Al 31 de diciembre este rubro comprende:

	2004	2003
	S/.000	S/.000
Cuentas por cobrar a los patrimonios en fideicomiso (Nota 24)	52,856	61,741
SVC Inversiones S.A.C.	5,683	8,407
Crédito fiscal del IGV	3,511	901
Obras de Ingeniería S.A.	2,298	-
Cuentas por cobrar al personal	2,874	3,893
Reintegros tributarios	1,360	1,282
Reintegros por derechos aduaneros	910	293
Diversas	9,395	7,836
	78,887	84,353
Provisión para cuentas de cobranza dudosa	(8,774)	(6,492)
	70,113	77,861

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2004	2003
	S/.000	S/.000
Saldo inicial	6,492	527
Adiciones del año	2,499	5,965
Resultado por exposición a la inflación	(217)	-
Saldo final	8,774	6,492

7 EXISTENCIAS

Al 31 de diciembre este rubro comprende:

	2004 S/.000	2003 S/.000
Máquinas, motores y automotores	98,732	117,730
Repuestos	70,722	76,110
Servicios de taller en proceso	25,063	26,283
Mercadería	12,301	8,237
Productos en proceso	2,883	1,470
Materias primas y material de empaque	4,750	4,043
Existencias por recibir	38,711	18,242
	253,162	252,115
Provisión para desvalorización de existencias	(14,424)	(13,997)
	238,738	238,118

Al 31 de diciembre del 2004, ciertas máquinas, motores y automotores por US$2.1 millones, así como warrants por US$0.3 millones se encuentran en garantía de pagarés otorgados por Caterpillar Financial Services y de aval otorgado por un banco local por US$0.5 millones sobre letras por pagar a Caterpillar Brasil S.A. y Agco do Brasil S.A. (Nota 12).

El movimiento anual de la provisión para desvalorización de existencias fue el siguiente:

	2004 S/.000	2003 S/.000
Saldo inicial	13,997	17,927
Retiro de saldos por venta de subsidiaria	-	(2,748)
Adiciones del año	9,854	17,716
Aplicaciones por ventas	(8,600)	(14,506)
Castigos	(827)	(4,392)
Saldo final	14,424	13,997

8 IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

Al 31 de diciembre del 2004 y 2003 el saldo está compuesto por:

	2004 S/.000	2003 S/.000
Impuesto a la renta	5,563	4,482
Participación de los trabajadores	1,485	1,334
Saldo al 31 de diciembre	7,048	5,816

Las partidas temporales que dan origen al impuesto a la renta y participación de los trabajadores diferidos son las siguientes:

	Acumulado al 31 de diciembre del 2003 S/.000	Adiciones y reversiones del año 2004 S/.000	Acumulado al 31 de diciembre del 2004 S/.000
Provisión para desvalorización de existencias	(5,041)	(456)	(5,497)
Diferencias en tasas de depreciación	(4,355)	224	(4,131)
Otras provisiones	(3,158)	(819)	(3,977)
Resultado por exposición a la inflación de existencias, terrenos e inversiones	(1,189)	(2,593)	(3,782)
Participación patrimonial en patrimonios Fideicometidos		142	142
Provisión para vacaciones	(854)	(803)	(1,657)
Intangibles de duración limitada	84	96	180
Ganancias por ventas diferidas, neto	156	3,697	3,853
Operaciones de arrendamiento financiero	2,916	(1,202)	1,714
	(11,441)	(1,714)	(13,155)
Revaluación de terrenos (Nota 14-c)	5,625	482	6,107
	(5,816)	(1,232)	(7,048)

	2004 S/.000	2003 S/.000
Total de impuesto a la renta diferido deudor al final del año	7,048	5,816
Total de impuesto a la renta diferido deudor al inicio del año	5,816	3,913
	1,232	1,903
Abono a resultados del año:		
Participación de los trabajadores	279	488
Impuesto a la renta	1,489	1,636
Ajuste	(536)	(221)
	1,232	1,903

La Gerencia estima que, sobre la base de sus proyecciones, el saldo deudor del impuesto a la renta y participación de los trabajadores diferidos, será recuperado a través de su aplicación al impuesto a la renta y participación de los trabajadores que resulte de la utilidad de los próximos años.

9 INVERSIONES EN VALORES

Al 31 de diciembre del 2004 y del 2003, este rubro comprende:

	Cantidad 2004	Cantidad 2003	Participación en el capital %	Valor nominal unitario	Valores en libros 2004 S/.000	Valores en libros 2003 S/.000
Acciones comunes -						
Cotizadas en bolsa:						
La Positiva Seguros y Reaseguros S.A.	11,247,007	10,684,957	13.79	S/.1	12,837	14,074
No cotizadas en bolsa:						
Otras					1,484	1,161
					14,321	15,235
Patrimonios en fideicomisos (Nota 24) -						
Inversión					985	10,953
Participación patrimonial					362	13,403
					1,347	24,356
Otras inversiones -						
Bonos de titulización - Cosapi S.A.					3,948	6,323
					19,616	45,914

Los bonos de titulización - Cosapi S.A. corresponde al canje de una acreencia por bonos de titulización emitidos por una sociedad titulizadora, que se rediment mensualmente hasta octubre del 2006.

10 INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre del 2004, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Deducciones S/.000	Transferencias S/.000	Reclasificaciones S/.000	Saldos finales S/.000
Costo -						
Terrenos	52,238	78	(53)	-	-	52,263
Edificios y otras construcciones	96,003	439	-	510	(587)	96,365
Instalaciones	18,224	2,003	-	-	(85)	20,142
Maquinaria y equipo	133,447	5,826	(3,844)	7,872	(377)	142,924
Maquinaria y equipo, flota de alquiler	109,009	15,643	(1,046)	(37,966)	-	85,640
Unidades de transporte	8,731	553	(320)	(192)	(44)	8,728
Unidades de transporte, flota de alquiler	8,303	156	-	(8,462)	3	-
Muebles y enseres	31,017	3,449	(101)	(18)	(33)	34,314
Trabajos en curso	2,455	1,491	-	(510)	(2)	3,434
	459,427	29,638	(5,364)	(38,766)	(1,125)	443,810
Depreciación acumulada -						
Edificios y otras construcciones	27,533	3,237	-	(6)	(548)	30,216
Instalaciones	10,610	1,214	-	-	-	11,824
Maquinaria y equipo	83,794	15,614	(2,448)	(2,986)	(2)	93,972
Maquinaria y equipo, flota de alquiler	27,580	12,071	(51)	(19,065)	-	20,535
Unidades de transporte	7,427	594	(283)	(173)	(4)	7,561
Unidades de transporte, flota de alquiler	3,275	346	-	(3,621)	-	-
Muebles y enseres	23,872	2,579	(45)	(1)	(9)	26,396
	184,091	35,655	(2,827)	(25,852)	(563)	190,504
Costo neto	275,336					253,306

Ciertas maquinarias y equipos se encuentran garantizando préstamos bancarios a largo plazo al 31 de diciembre del 2004 (Nota 12) en favor de Caterpillar Financial Services por US$5.1 millones. En forma adicional, se han constituido hipotecas sobre inmuebles de la Compañía por US$25.0 millones en garantía de pagarés por US$18.5 millones otorgadas por la misma institución.

Al 31 de diciembre del 2004, el rubro de maquinaria y equipo de la flota de alquiler incluye costo y depreciación por S/.8.4 millones y S/.1.3 millones, respectivamente (S/.24.9 millones y S/.8.7 millones al 31 de diciembre del 2003, respectivamente) relacionado con contratos de arrendamiento financiero, por los cuales se había ejercido la opción de compra en ejercicios anteriores.

11 SOBREGIROS Y PRESTAMOS BANCARIOS

Al 31 de diciembre este rubro comprende:

	2004 S/.000	2003 S/.000
Sobregiros bancarios	1,278	377
Préstamos bancarios en moneda extranjera:		
Banco de Crédito del Perú	3,477	9,084
BBVA Banco Continental	7,221	8,732
Banco Internacional del Perú	10,405	454
Standard Chartered	12,516	-
Otros	225	1,331
	33,844	19,601
Primer programa de instrumentos financieros de corto plazo	-	10,857
	35,122	30,835

Los préstamos bancarios corresponden a créditos obtenidos para financiar capital de trabajo e importaciones. Estos saldos son de vencimiento corriente, devengan intereses anuales a tasas fijas que fluctúan entre 3.9% y tasa Libor más 2.0% y no cuentan con garantías específicas.

Adicionalmente, la Compañía financia sus operaciones a través de instrumentos financieros de corto plazo; en este sentido, hasta fines del 2003 tenía inscrito en el Registro Público del Mercado de Valores el Primer Programa de Instrumentos de Corto Plazo hasta por US$30 millones. Al 31 de diciembre del 2003, el saldo de las obligaciones pendientes corresponde a la Tercera Emisión, serie B por US$3 millones, el mismo que venció en enero del 2004 y devengó una tasa de interés de 3.83%. Asimismo, mediante Sesión de Directorio de fecha 21 de julio del 2003, la Compañía ha aprobado el Segundo Programa de Instrumentos de Corto Plazo hasta por US$30 millones, el cual fue autorizado mediante Resolución Gerencial General No.083-2003-EF/94.11 de la Comisión Nacional Supervisora de Empresas y Valores - CONASEV en octubre del 2003. Este programa se encuentra respaldado con garantía del patrimonio de la Compañía. Al 31 de diciembre del 2004, no se ha colocado instrumentos financieros correspondientes a este programa.

12 DEUDAS A LARGO PLAZO

Al 31 de diciembre del 2004 y del 2003, este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento	Importe autorizado/ utilizado	Saldos pendientes de pago Total		Total		Corriente		No corriente	
				2004	2003	2004	2003	2004	2003	2004	2003
			US$000	US$000	US$000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Caterpillar Financial Services Pagarés a la tasa de interés anual de Libor más 3.25% a 4.5% y a tasa de interés anual de 10.2% con garantía de cuentas por cobrar comerciales, existencias e inmuebles, maquinaria y equipo (Notas 5, 7 y 10).	Pagarés	Trimestral y semestral hasta el 2010	60,000/ (1) 27,461	27,461	36,276	90,156	131,822	16,930	12,888	73,226	118,934
Bonos Ferreyros Bonos emitidos Cuarta emisión en Serie A, B y C y Primera Emisión del primer programa de Bonos Corporativos Serie A y B que devengan intereses anuales de 4.5% a 7.5%, con garantía del patrimonio de la Compañía.	Bonos Corporativos	Hasta Noviembre del 2007	45,000/ (3) 45,000	45,000	30,000	147,735	109,012	49,245	-	98,490	109,012
Instituciones financieras Pagarés a la tasa de interés efectiva semestral de Libor más 4.5% y anual de 10%	Pagarés	Mensual y semestral hasta el 2006	6,991/ 6,133	6,133	1,911	20,136	6,943	8,094	1,925	12,042	5,018
Caterpillar Brasil S.A. Letras por pagar a tasas de interés anual de 4.625% a 6.25% (Nota 7), con aval de banco local.	Letras	Trimestral hasta el 2005	5,000/ (2) 256	256	1,017	840	3,696	840	2,767	-	929
Agco do Brasil S.A. Letras por pagar a tasas de interés anual de 4.56% a 6.375% (Nota 7), con aval de banco local.	Letras	Semestral hasta el 2005	5,000/ (2) 492	492	915	1,614	3,323	1,614	2,483	-	840
Varios Comprende diversos préstamos y créditos por importación a diversas tasas de interés.	Varios	Semestral hasta el 2008	-	328	357	1,076	1,297	672	840	404	457
				79,670	70,476	261,557	256,093	77,395	20,903	184,162	235,190

(1) Corresponde a una línea de crédito en conjunto.
(2) Corresponde a una línea de aval en conjunto de banco local.
(3) Línea de crédito otorgada por única vez.

El cronograma de pagos del total de la deuda, neto de intereses, al 31 de diciembre del 2004 en dólares estadounidenses y en nuevos soles a esa fecha, es como sigue:

Años	US$000	S/.000
2005	23,605	77,495
2006	24,704	81,103
2007	17,301	56,799
2008	1,468	4,819
2009	1,437	4,718
2010	11,155	36,623
	79,670	261,557

Por Resolución de Gerencia General de CONASEV No.028-2004-EF/94.11, del 16 de marzo del 2004, se aprobó el Trámite anticipado e inscripción en el Registro Público del Mercado de Valores, del Primer Programa de Bonos Corporativos Ferreyros que permite la emisión de Bonos Corporativos hasta por un monto máximo de US$50 millones. Al 31 de diciembre del 2004, se ha colocado en el mercado la Primera Emisión Series A y B por un importe total de US$15 millones.

13 CUENTAS POR PAGAR COMERCIALES

Este rubro comprende al 31 de diciembre:

	2004 S/.000	2003 S/.000
Letras	73,296	155,485
Facturas	67,799	53,605
	141,095	209,090

Al 31 de diciembre del 2004, el saldo incluye principalmente cuentas por pagar a Caterpillar Americas Co. por U$22.1 millones equivalente a S/.73 millones (US$42.3 millones equivalente a S/.154 millones al 31 de diciembre del 2003) que generan intereses a tasas anuales que fluctúan entre 3.65% y 3.94%, más una comisión de 0.785%.

14 PATRIMONIO NETO

a) Capital -

Al 31 de diciembre del 2004, el capital autorizado, suscrito y pagado asciende a S/.239,800,000, formalizado mediante escritura pública y representado por 218,000,000 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 86.96% pertenecen a inversionistas nacionales y 13.04% a extranjeros.

En Junta General Ordinaria de Accionistas del 24 de marzo del 2004 se aprobó aumentar el capital social en S/.10.3 millones, mediante la capitalización del ajuste por reexpresión del capital adicional, excedente de revaluación y resultados acumulados.

Al 31 de diciembre del 2004, la estructura societaria de la Compañía es la siguiente:

Porcentaje de participación individual del capital	**Número de accionistas**	**Porcentaje total de participación**
Hasta 1.00	745	13.66
De 1.01 al 5.00	9	25.38
De 5.01 al 10	4	26.78
De 10.01 al 100	3	34.18
	761	100.00

A la fecha, se encuentra pendiente de emisión las acciones correspondientes a la reexpresión por efectos de la inflación del 2004. De acuerdo con la legislación vigente, dicha emisión de acciones no constituye dividendos y no está afecta al impuesto a la renta.

b) Capital adicional -

Corresponde a la prima adicional de suscripción de las acciones emitidas correspondiente al aumento de capital acordado en Junta General Extraordinaria de Accionistas de 13 de enero de 1997, por la colocación de 24,999,989 acciones de un valor nominal de un nuevo sol cada una, tanto en mercados de valores nacionales como internacionales, inclusive a través del programa de American Depositary Receipts (ADRs). El monto de la prima, que puede ser capitalizada en cualquier momento, beneficiará por igual a las acciones existentes y a las emitidas como resultado del referido aumento de capital. Al 31 de diciembre del 2003, el íntegro del saldo de la cuenta fue capitalizado.

c) Excedente de revaluación -

Corresponde a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas de un perito independiente en el año 1999 y que podrá ser capitalizada y/o utilizada para compensar pérdidas. Al 31 de diciembre del 2004 y 2003, una porción del saldo fue capitalizado por S/.659,000 y S/.1,416,000 respectivamente.

d) Reserva legal -

De acuerdo con la Ley General de Sociedades, la reserva legal debe constituirse con la transferencia del 10% de la utilidad neta anual hasta alcanzar un monto equivalente al 20% del capital pagado. En ausencia de utilidades no distribuidas o de reservas de libre disposición, la reserva legal podrá ser aplicada a la compensación de pérdidas, debiendo ser repuesta con las utilidades de ejercicios posteriores. Esta reserva puede ser capitalizada siendo igualmente obligatoria su reposición.

Al 31 de diciembre del 2004, los resultados acumulados incluyen S/.2.8 millones que deberán ser transferidos a la Reserva legal, previa aprobación de la Junta General de Accionistas.

e) Resultados acumulados -

En Junta General de Accionistas del 24 de marzo del 2004 se aprobó la distribución de dividendos por S/.9,318,000 y la capitalización de resultados acumulados por S/.9,610,000.

Los dividendos que se distribuyan en favor de accionistas diferentes de personas jurídicas domiciliadas, están afectos a la tasa del impuesto a la renta de 4.1%; el que debe ser retenido por la Compañía.

15 SITUACION TRIBUTARIA

a) De acuerdo con la legislación vigente, no está permitida la determinación de impuestos en forma consolidada. Ferreyros S.A.A. y subsidiarias han efectuado esta determinación en forma individual.

b) La Gerencia considera que ha determinado la materia imponible (pérdida tributaria) bajo el régimen general del impuesto a la renta de acuerdo con la legislación tributaria vigente, la que exige agregar y deducir al resultado ajustado por inflación (suspendido a partir del ejercicio 2005), mostrado en los estados financieros, aquellas partidas que la referida legislación reconoce como gravables y no gravables, respectivamente.

c) La tasa del impuesto a la renta aplicable para el 2004 y el 2003 fue de 30% y 27%, respectivamente.

La Ley No.27360 de fecha 30 de octubre del 2000, que modifica la Ley del Impuesto a la Renta para las personas naturales o jurídicas que desarrollen cultivos y/o crianzas así como a las que realizan actividad agroindustrial, como es el caso de Domingo Rodas S.A., establece que la tasa del impuesto a la renta aplicable es del 15%. Los beneficios de esta Ley se aplicarán hasta el 31 de diciembre del 2010. Este beneficio ha sido cuestionado por la Administración Tributaria.

De acuerdo con la legislación vigente la participación de los trabajadores corresponde al 8% de la materia imponible. Esta participación es deducible para propósitos del cálculo del impuesto a la renta.

d) La subsidiaria Domingo Rodas S.A. ha estimado una pérdida tributaria arrastrable al 31 de diciembre del 2004 que comprende:

	S/.000
Acumulada al 31 de diciembre del 2000	2,692
Ejercicio gravable 2001	366
Ejercicio gravable 2002	176

En el 2004 y 2003, dicha subsidiaria obtuvo renta imponible tributaria por S/.648,000 y S/.492,000, respectivamente. Estos montos podrían ser modificados como resultado de la revisión de las autoridades tributarias.

De acuerdo con la legislación vigente, del importe total de las pérdidas tributarias proveniente del año 2000 por S/.2.7 millones no se podrá compensar debido a que dicha subsidiaria no ha generado en el 2004 utilidades suficientes para compensarla; la pérdida proveniente del 2001 por S/.0.4 millones podrá compensarse con las utilidades a generarse hasta el 31 de diciembre del 2005 y; el saldo remanente de S/.0.2 millones podrá compensarse con las utilidades futuras conforme a alguno de los siguientes sistemas: (i) compensando utilidades que se obtengan en los cuatro ejercicios inmediatos posteriores computados a partir del ejercicio siguiente al de su generación o (ii) hasta agotar su importe, imputándola año a año al cincuenta por ciento (50%) de las utilidades que se obtengan en los ejercicios inmediatos posteriores. La opción del sistema aplicable se ejerce con oportunidad de la presentación de la declaración jurada del impuesto. Una vez ejercida la opción, no es posible modificar el sistema, hasta agotar las pérdidas íntegramente.

e) La subsidiaria Fiansa Sociedad Anónima ha estimado una pérdida tributaria acumulada hasta el 31 de diciembre del 2004 ascendente a S/.769,000, originada en el año 2000, que podrá ser compensada con las utilidades tributarias futuras conforme a alguno de los siguientes sistemas: i) Compensando utilidades a generarse hasta el 31 de diciembre del 2007, o ii) hasta agotar su importe, imputándola año a año al cincuenta por ciento (50%) de las utilidades tributarias de tercera categoría que se obtenga en los ejercicios siguientes.

La opción del sistema a aplicar por dicha subsidiaria se ejerce con oportunidad de la presentación de la declaración jurada anual del Impuesto a la Renta correspondiente al ejercicio en que se generaron las pérdidas. Una vez ejercida la opción, no es posible modificar el sistema, hasta agotar las pérdidas íntegramente.

f) La Administración Tributaria tiene la facultad de revisar y, de ser el caso, corregir el Impuesto a la Renta determinado por la Compañía y sus subsidiarias en los cuatro últimos años, contados a partir del 1 de enero del año siguiente al de la presentación de la declaración jurada del impuesto correspondiente (años sujetos a fiscalización). Los años 2000 al 2004 están sujetos a fiscalización. Debido a que pueden surgir diferencias en la interpretación por parte de la Administración Tributaria sobre las normas aplicables a la Compañía y sus subsidiarias, no es posible anticipar a la fecha si se producirán pasivos tributarios adicionales como resultado de eventuales revisiones. Cualquier impuesto adicional, moras e intereses, si se producen, se

reconocen en los resultados del año en el que la diferencia de criterios con la Administración Tributaria se resuelve. La Gerencia y estima que no surgirán pasivos de importancia como resultado de estas posibles revisiones.

En el caso de la subsidiaria Domingo Rodas, el ejercicio 2001 fue fiscalizado por la Administración Tributaria en el 2004, habiendo la Compañía presentado la respectiva declaración jurada rectificatoria en enero del 2005.

g) De acuerdo con la legislación vigente, hasta el ejercicio gravable 2003, para propósitos de la determinación del Impuesto a la Renta y del Impuesto General a las Ventas, el precio de transferencia entre partes vinculadas y no vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente.

Modificaciones a la Ley del Impuesto a la Renta, aplicables a partir del ejercicio gravable 2004, establecen que el sustento documentario de los precios de transferencia por aquellas transacciones entre empresas vinculadas será requerido, entre otros casos, cuando se trate de operaciones internacionales u operaciones nacionales en las que una de las partes esté inafecta al impuesto, haya suscrito convenios de estabilidad jurídica o haya declarado pérdidas tributarias en los últimos seis años. Adicionalmente, se requerirá dicho sustento documentario cuando producto de la transacción entre empresas vinculadas se origine un menor pago del impuesto en el país.

h) A partir del año 2003, las empresas debían efectuar anticipos adicionales del Impuesto a la Renta, el cual se calculaba en función de una tasa progresiva que alcanzaba hasta el 1.5% del total de los activos netos ajustados por inflación al cierre del ejercicio anterior. El 13 de noviembre del 2004 se publicó una sentencia del Tribunal Constitucional, disponiéndose su inaplicabilidad desde su creación.

El crédito pendiente por ser aplicado es considerado como un pago realizado indebidamente, y por tanto, se solicitará su devolución y/o compensación de acuerdo con las disposiciones del Código Tributario, en caso no hayan sido utilizados como crédito contra el impuesto hasta el mismo día de la publicación de la referida sentencia.

i) Impuesto Temporal a los Activos Netos -

A partir del 1 de enero del 2005, será de aplicación el Impuesto Temporal sobre los Activos Netos, que grava a los generadores de rentas de tercera categoría sujetos al régimen general del Impuesto a la Renta.

La base imponible del Impuesto está constituida por el valor de los activos netos consignados en el balance general, ajustado según el Decreto Legislativo No.797, al 31 de diciembre del ejercicio anterior al que corresponda el pago, deducidas las depreciaciones y amortizaciones.

El valor del activo neto obtenido en dicho balance será actualizado de acuerdo a la variación del IPM, experimentada en el período comprendido entre el 31 de diciembre del ejercicio anterior al que corresponda el pago y el 31 de marzo del ejercicio en el que corresponde efectuar el pago.

La tasa del impuesto es de 0.6% aplicable al monto de los activos netos que excedan S/.5 millones.

El monto efectivamente pagado podrá utilizarse como crédito de la siguiente forma:

i) Contra los pagos a cuenta del Régimen General del Impuesto a la Renta, de los períodos tributarios de marzo a diciembre del ejercicio gravable por el cual se pagó el impuesto temporal, hasta la fecha de vencimiento de cada uno de los pagos a cuenta.

ii) Contra el pago de regularización del Impuesto a la renta del ejercicio gravable correspondiente.

Se podrá solicitar la devolución del impuesto sólo en el caso que se sustente haber incurrido en pérdidas tributarias o se haya determinado un menor pago del Impuesto a la Renta sobre la base de las normas del régimen general.

j) De acuerdo con la legislación tributaria vigente, las empresas ubicadas en la región de la selva, como es el caso de la subsidiaria Orvisa S.A., tienen derecho al reintegro del impuesto general a las ventas consignado en las facturas de los proveedores. Dicho reintegro, previa aprobación de la Administración Tributaria, se hace efectivo mediante notas de crédito negociables

16 CONTINGENCIAS Y COMPROMISOS

Contingencias -

Al 31 de diciembre del 2004, Ferreyros S.A.A. tiene las siguientes contingencias:

a) En febrero del 2003, recibió una Resolución de Multa por S/.2.3 millones, incluido intereses, por supuesta omisión en el pago de la regularización del impuesto de la renta del año 2000. Ferreyros S.A.A. ha presentado un recurso de apelación que se encuentra pendiente de resolución por el Tribunal Fiscal.

b) En abril del 2003, recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.4.0 millones, incluido multas e intereses, sobre las cuales presentó un recurso de reclamación ante la Administración Tributaria.

c) Al 31 de diciembre del 2004, mantiene en proceso de reclamación, juicios por US$2.0 millones por concepto de indemnización por responsabilidad extracontractual iniciado por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final será favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Compromisos -

Ferreyros S.A.A. tiene los siguientes compromisos al 31 de diciembre del 2004:

a) Avales por US$5.0 millones y US$4.1 millones, que garantizan operaciones de crédito de afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$3.3 millones que garantizan transacciones diversas.

c) En adición, como resultado de la venta de acciones de Matreq Ferreyros S.A., en caso de incumplimiento de la cláusula de garantía, la Compañía deberá pagar al comprador entre US$1 millón y US$4 millones (Nota 2-b).

Al 31 de diciembre del 2004, la mercadería en depósito simple y en depósito aduanero de Depósitos Efe S.A. asciende a US$8 millones y US$9 millones, respectivamente (US$4.9 millones y US$4.5 millones, respectivamente al 31 de diciembre del 2003). Asimismo, a esa fecha se tiene contratado un seguro de caución en garantía por la mercadería en régimen aduanero a favor de la Superintendencia Nacional de Aduanas por US$0.2 millones.

17 COSTO DE VENTAS

El costo de ventas por los años terminados el 31 de diciembre comprende:

	2004 S/.000	2003 S/.000
Inventario inicial de existencias	233,873	278,192
Compra de mercadería	584,666	477,324
Mano de obra y gastos de taller	29,764	48,942
Gastos de operación de flota de alquiler	20,756	18,601
Otros	54,792	19,197
Inventario final de existencias	(214,451)	(233,873)
	709,400	608,383

18 GASTOS DE ADMINISTRACION

Los gastos de administración por los años terminados el 31 de diciembre incluyen las siguientes partidas:

	2004 S/.000	2003 S/.000
Cargas de personal	37,667	32,261
Servicios prestados por terceros	16,905	17,745
Tributos	1,115	1,690
Cargas diversas de gestión	6,945	6,530
Depreciación y amortización	6,181	5,640
Provisiones del ejercicio	2,343	2,784
	71,156	66,650

19 GASTOS DE VENTA

Los gastos de venta por los años terminados el 31 de diciembre comprenden:

	2004 S/.000	2003 S/.000
Cargas de personal	36,318	28,315
Servicios prestados por terceros	19,041	16,716
Tributos	1,192	1,308
Cargas diversas de gestión	14,098	9,584
Depreciación y amortización	14,252	15,885
Provisiones del ejercicio	13,812	9,535
	98,713	81,343

20 INGRESOS FINANCIEROS

Los ingresos financieros por los años terminados el 31 de diciembre comprenden:

	2004 S/.000	2003 S/.000
Intereses por ventas a plazos	10,970	5,764
Descuentos por pronto pago	7,592	5,246
Participación patrimonial en patrimonios en fideicomiso	794	2,898
Intereses moratorios	1,603	3,173
Intereses por depósitos bancarios	165	345
Dividendos recibidos	1,009	15
Otros ingresos financieros	574	1,043
	22,707	18,484

21 GASTOS FINANCIEROS

Los gastos financieros por los años terminados el 31 de diciembre comprenden:

	2004 S/.000	2003 S/.000
Intereses por préstamos bancarios	11,799	11,263
Intereses por bonos corporativos	8,178	7,532
Intereses por financiamiento de proveedores del exterior	4,655	7,659
Transferencia fiduciaria de cuentas por cobrar	2,188	6,431
Impuesto a las transacciones financieras	2,598	-
Otros gastos financieros	608	1,605
	30,026	34,490

22 DIVERSOS, NETO

El rubro diversos, neto por los años terminados el 31 de diciembre comprenden:

	2003 S/.000	2002 S/.000
Ingresos por resolución de contrato	3,270	5,478
Recuperación de impuestos asumido inicialmente por la Compañía y reembolsados por un proveedor	-	1,740
Provisión para desvalorización de existencias	(9,854)	(17,716)
Pérdida en venta de subsidiaria	(38)	(2,472)
Penalidades asumidas	(179)	(892)
Aplicación de saldos acreedores de clientes	1,073	-
Reversión provisión descuentos de clientes	1,416	-
Otros	1,575	(765)
	(2,737)	(14,627)

23 UTILIDAD BASICA POR ACCION

La utilidad básica por acción por cada acción común de la Compañía ha sido determinada de la siguiente manera:

		2004	2003
Utilidad atribuible	S/.000	27,560	21,551
Promedio ponderado de acciones comunes en circulación		218,000,000	218,000,000
Utilidad básica por acción	S/.	0.126	0.099

Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad diluida por acción; ésta se establece cuando existen acciones (comunes o de inversión), potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes o de inversión.

24 OPERACIONES DE TITULIZACION

Al 31 de diciembre del 2004, la Compañía mantiene vigente un Contrato Marco de Fideicomiso de Titulización con Citicorp Perú Sociedad Titulizadora S.A. (en adelante la Sociedad Titulizadora), Patrimonio en Fideicomiso D. Leg. No.861, Título XI, Ferreyros-PFF, 1998-01, por el cual la Compañía transfiere cuentas por cobrar que integran sus activos en favor de la Sociedad Titulizadora, para que ésta las integre en patrimonios en fideicomiso para que sirvan de respaldo de emisiones de valores de contenido crediticio colocados mediante oferta pública (bonos de titulización).

Patrimonio en Fideicomiso - D. Leg. No.861, Título XI, Ferreyros - PFF, 1998-01 ("Patrimonio II"), creado mediante Contrato Marco de Fideicomiso de Titulización de fecha 29 de diciembre de 1998, y su modificatoria de fecha 27 de octubre de 1999, por el cual la Compañía ha efectuado sucesivas transferencias de cuentas por cobrar (facturas) al Patrimonio, administrado por la Sociedad Titulizadora. La Compañía reporta mensualmente a la Sociedad Titulizadora las facturas y montos cobrados y el Patrimonio adquiere nuevas facturas en reemplazo de las anteriores. Las cuentas por cobrar transferidas a favor del Patrimonio en el año 2004 asciende a US$160.8 millones (US$171.8 millones en el año 2003), de las cuales al 31 de diciembre del 2004 se mantiene un saldo de US$16.1 millones (US$17.1 millones en el 2003). Estas cuentas respaldan los bonos de titulización emitidos por este Patrimonio el 11 de setiembre del 2001, por US$4 millones, los que serán redimidos a su vencimiento en el año 2005. En adición, las cuentas por cobrar transferidas respaldarán las futuras emisiones de bonos que se pudieran realizar sobre la base de los activos del patrimonio, por lo cual las transferencias de cuentas por cobrar son efectuadas en forma permanente.

De otro lado, la inversión de la Compañía en este Patrimonio corresponde al monto inicial entregado como cuenta de reserva por US$300,000, que será devuelto a la Compañía cuando se haya amortizado íntegramente los bonos emitidos a la fecha de su redención total. De la misma manera, la Compañía al haber transferido facturas en exceso al monto de los bonos emitidos, tiene derecho a recibir el remanente existente, luego de cancelar a los bonistas.

Con fecha 16 de diciembre del 2004, se declaró la extinción del Patrimonio en Fideicomiso D. Leg. No. 861 Título XI, Ferreyros - PFF, 2000-01 ("Patrimonio IV"), creado mediante Contrato Marco de Fideicomiso de Titulización de fecha 5 de abril del 2000, y sus modificatorias de fechas 24 de noviembre del 2000 y 20 de diciembre del 2000.

El saldo de las cuentas por cobrar a los patrimonios al 31 de diciembre del 2004 y 2003 (Nota 6) corresponde a las sucesivas transferencias fiduciarias de cuentas por cobrar, neto de los cobros efectuados a esas fechas; es considerado de vencimiento corriente y no devenga intereses; el saldo a esas fechas se resume como sigue:

	Patrimonio IV		Patrimonio II		Total	
	2004	2003	2004	2003	2004	2003
	US$M	US$M	US$M	US$M	US$M	US$M
Saldo al 1 de enero	(0.1)	0.2	17.1	6.3	17.0	6.5
Transferencias del año	3.3	8.6	160.8	171.8	164.1	180.4
Transferencias para pago de obligaciones	12.2	12.6	-	15.0	12.2	27.6
Cartera recomprada	(8.0)	-	-	-	(8.0)	-
Cobranzas del año	(7.4)	(21.5)	(161.8)	(176.0)	(169.2)	(197.5)
Saldo al 31 de diciembre	-	(0.1)	16.1	17.1	16.1	17.0
Equivalente en millones de nuevos soles	-	(0.4)	52.9	62.1	52.9	61.7

Asimismo, la Compañía ha efectuado aportes dinerarios para la constitución de estos patrimonios. Al 31 de diciembre del 2004 y 2003, el saldo de las inversiones en los patrimonios en fideicomiso (Nota 9) se resume como sigue:

	Inversión		Participación patrimonial		Total	
	2004	2003	2004	2003	2004	2003
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Patrimonio IV - Certificados de participación	-	9,827	-	12,973	-	22,800
Patrimonio II - Cuenta de reserva	985	1,126	362	430	1,347	1,556
	985	10,953	362	13,403	1,347	24,356

Al 31 de diciembre del 2004 y 2003, la Compañía ha reconocido su participación en los resultados de los patrimonios en fideicomiso sobre la base de sus estados financieros a esas fechas, acreditando S/.0.8 millones y S/.2.9 millones, respectivamente, al rubro Ingresos financieros, del estado consolidado de ganancias y pérdidas.

Los estados financieros pro-forma incluyendo la consolidación del patrimonio fideicometido al 31 de diciembre se presentan a continuación:

	2004 S/.000	2003 S/.000
Balance general consolidado -		
Caja y bancos	33,435	48,370
Cuentas por cobrar comerciales	188,832	184,931
Otras cuentas por cobrar	17,585	16,631
Existencias	238,738	238,118
Gastos pagados por anticipado	5,459	3,090
Total activo corriente	484,049	491,140
Cuentas por cobrar comerciales a largo plazo	33,204	55,768
Impuesto a la renta y participación de los trabajadores diferidos	7,048	5,816
Inversiones en valores	18,269	21,558
Inmuebles maquinaria y equipo	253,306	275,336
Otros activos	1,187	745
	797,063	850,363
Sobregiros y préstamos bancarios	35,122	30,835
Parte corriente de deudas a largo Plazo	90,527	20,903
Cuentas por pagar comerciales	141,095	209,091
Otras cuentas por pagar	49,026	60,093
Total pasivo corriente	315,770	320,922
Deudas a largo plazo	184,162	249,725
Ingresos diferidos	3,986	4,813
Patrimonio neto	293,145	274,903
	797,063	850,363
Estado consolidado de ganancias y pérdidas -		
Ventas netas y otros ingresos operacionales	921,970	815,949
Costo de ventas	(709,400)	(608,383)
Utilidad bruta	212,570	207,566
Gastos de administración	(71,156)	(66,650)
Gastos de venta	(98,713)	(81,343)
Utilidad de operación	42,701	59,573
Otros ingresos y gastos:		
Ingresos financieros	22,722	29,102
Gastos financieros	(30,037)	(44,658)
Resultado por exposición a la inflación	17,144	10,338
Diversos, neto	(2,737)	(14,627)
	7,092	(19,845)
Utilidad antes de participación de los trabajadores e impuesto a la renta	49,793	39,728
Participación de los trabajadores	(4,917)	(4,265)
Impuesto a la renta	(17,316)	(13,912)
Utilidad neta	27,560	21,551

25 TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	2004	2003
	S/.000	S/.000
Ajustes por registro de:		
Transferencias de existencias a inmuebles, maquinaria y equipo	36,935	39,878
Transferencias de inmuebles, maquinaria y equipo a existencias	50,312	30,657
Venta de acciones de Heavy Machinery Services Limited, compensado con cuentas por pagar	998	-

26 ADMINISTRACION DE RIESGOS FINANCIEROS

Las actividades de la Compañía la exponen a una variedad de riesgos financieros cuyos potenciales efectos adversos son permanentemente evaluados por el Directorio y la Gerencia de la Compañía, a efectos de minimizarlos. A continuación se presentan los riesgos financieros a los que está expuesta la Compañía:

Riesgo de tipo de cambio: Tanto las ventas como las compras y gastos operativos son sustancialmente efectuadas por la Compañía en dólares estadounidenses, reduciendo así el riesgo de verse afectada por las variaciones en los tipos de cambio en relación con el nuevo sol.

Riesgo de tasa de interés: Los ingresos y los flujos de caja operativos de la Compañía son sustancialmente independientes de los cambios en las tasas de interés del mercado. Adicionalmente, la Gerencia de la Compañía obtiene financiamiento a tasas de interés fijas y variables, las mismas que son pactadas de acuerdo a las condiciones de mercado.

Riesgo de crédito: La Compañía no tiene riesgos significativos de concentración de crédito, habiendo establecido políticas para asegurar que la venta de bienes y servicios se efectúan a clientes con adecuada historia de crédito. En forma adicional, la Compañía establece garantías sobre los bienes vendidos y, cuando es aplicable, garantías adicionales.

Riesgo de liquidez: La administración prudente del riesgo de liquidez implica mantener suficiente efectivo y equivalentes de efectivo y la posibilidad de comprometer y/o tener comprometido financiamiento a través de una adecuada cantidad de fuentes de crédito. La Compañía suele mantener adecuados niveles de efectivo y equivalentes de efectivo y de líneas de crédito disponibles, debido a la política de diversificación de sus fuentes de financiamiento.